PRESS RELEASE

                  INTERSHOP REPORTS FIRST QUARTER 2001 EARNINGS

      COMPANY REPORTS SIGNIFICANT PROGRESS ON GLOBAL TURNAROUND INITIATIVE

HAMBURG, MAY 2, 2001 - INTERSHOP COMMUNICATIONS AG (NEUER MARKT: ISH, NASDAQ:
ISHP), a global provider of e-business software, today announced financial results for the first quarter of fiscal 2001, ended March 31, 2001.

First quarter revenue totaled Euro 20.3 million compared with revenue of Euro
25.0 million for the first quarter of 2000, reflecting a year-over-year decline of Euro 4.7 or 19%. The Company reported a first quarter 2001 net loss of Euro
34.6 million or a loss of Euro (0.39) per share, compared to a net profit of Euro 1.6 million or Euro 0.02 per share in the first quarter of 2000.

First quarter 2001 results are in line with revised guidance announced on March 26, 2001.

================================================================================
In millions, except per              Q1, 2001        Q1, 2000       Q4, 2000
share data and
percentages
================================================================================
Total Revenue                       Euro 20.3      Euro 25.0       Euro 30.2
================================================================================
Operating Profit (Loss)             Euro (35.6)    Euro 1.1        Euro (33.4)
================================================================================
Net Profit (Loss)                   Euro (34.6)    Euro 1.6        Euro (32.5)
================================================================================
Diluted Net Profit (Loss)           Euro (0.39)    Euro 0.02       Euro (0.38)
Per Share
================================================================================


EARNINGS RELEASE SUMMARY:

o The global turnaround program is ahead of schedule and is already generating significant progress towards Intershop's strategy for sustaining future growth and profitability.

o Operating costs, adjusted for exceptional items of 5.3 million Euro, were reduced compared to the fourth quarter 2000 by Euro 12 million or 19% to Euro 50.3 million (including cost of sales) due to short-term cost saving measures. As a result, the Q1 operating loss adjusted for exceptional items improved by Euro 2.1 million sequentially to 30.3 million Euro despite lower revenue.

o Strategic initiatives have been executed to drive additional license revenue.

  - Rollout of new vertical and cross industry solutions that meet the specific needs of Intershop's target customers, especially in the B2B space.

  - Launch of a new Implementation Partner Program to revitalize indirect sales through partners.

o Intershop expects to show quarterly sequential revenue growth and improved operating results for the reminder of 2001.

FIRST QUARTER 2001 HIGHLIGHTS:

o Enfinity platform maintains #1 E-commerce platform in Forrester Research rankings.

o Despite the weak market conditions Intershop receives strong commitments from customers, partners and employees.

o Revenues generated by existing customers accounted for 75% of total revenues. Repeat customers included Bosch, Hewlett-Packard, The Spiegel Group, Deutsche Telekom, BellSouth, Playmobil, Otto Group, Tele Danmark, Time Warner, Pecheney, and Wella.

o Q1 new customer wins include Ision, Alcatel SEL, Swaroski Crystal, Drager Synematic, and Yamaha Taiwan.

o Revenues generated by partners accounted for 57% of total revenue. Contributing partners during the quarter included PricewaterhouseCoopers, Cap Gemini Ernst & Young, Icon Media Lab, Kabel New Media, and ID Media.

o Enfinity was the main revenue driver in the quarter and accounted for 77% of license revenue.

o With a cash position of Euro 75 million (including restricted cash) Inter-shop is in solid financial shape to fund its business model through profitability.


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                                       2


MANAGEMENT REVIEW

Intershop CEO Stephan Schambach commented, "Today Intershop reports financial results for the first quarter of 2001 in line with our March guidance as well as significant progress across all the major components of Intershop's global restructuring program. While continued softness in global IT spending patterns continued to be a factor in the market for Intershop during the first quarter, our restructuring efforts during the first three months of execution have yielded definitive results. We have consolidated several of our global operations to ensure efficiency in aligning our corporate structure with the needs of our clients and customers as well as the growth of the e-commerce solutions sector. In March of 2001 we enhanced the breadth and depth of our e-business offerings with the launch of dedicated business vertical and modular cross industry solutions to complement our Flagship Enfinity enterprise offering. As a solid foundation for the future, Enfinity captured the number one ranking once again, in the latest independent industry ranking by Forrester Research."

WORLDWIDE RESTRUCTURING PROGRAM

In conjunction with the rapidly changing global e-commerce environment, Intershop launched a global restructuring program. The program reflects Intershop's strategy to evolve its business model and corporate structure to adapt to the current market realities and better position the company for future growth. Early implementation efforts are ahead of schedule and significant progress has been made during the first three months.

STREAMLINING THE ORGANIZATION

Intershop's restructuring program is a company-wide initiative reflecting changes to the organization starting with senior management and has been filtered down through every level of the company. Organizational changes include:

o Changes on the senior management level: Wilfried Beeck has taken the role of Chief Operating Officer in which he is responsible for the day-to-day operations of Intershop. In February, Intershop added Michael Tsifidaris former Director of IBM to the role of Vice President of Central Europe to further solidify Intershop's position in the European market.

o Cost saving initiatives including headcount reduction, hiring freeze, reduction of office space and investment control measures. Intershop ended the quarter with 1,168 employees, a net decrease of 93 positions or 7% of the global workforce at the beginning of the year.

o Streamlining the organization through centralizing functions across the globe.

o Due to these measures Intershop significantly decreased its cost base (adjusted for exceptional items) in Q1 by Euro 12 million or 19% vs. Q4 2000. Management remains committed to achieve profitability in Q4 2001.

REFOCUSING SALES ACTIVITIES

A prime roll of the Intershop restructuring program has been the realignment of the internal and external sales force efforts as well as an increased emphasis on partnership development. To these ends, Intershop has completed several key initiatives during the first quarter of 2001.

o Intershop significantly intensified its working relationships with implementation partners in the first quarter to accelerate the future growth of license sales.

o A new, competitive implementation partner program was successfully launched in February. Immediate results include the addition of KPMG as premier partner. Further strategic partnerships are close to signing. Joint lead-generation activities with partners are also gaining momentum in early Q2 2001.

o Internally, Intershop launched an enhanced sales process that parallels the Company's broader solution driven product initiatives.

EXPANDED SOLUTION OFFERING

In order to better meet the demands of its target customers, specifically in the B2B sector, Intershop significantly extended its flagship product Enfinity with the addition of a full set of new e-business solutions.

o Intershop reaffirmed its fundamental strength and innovation in technology as Enfinity followed up its number one rating in the independent ranking of e-commerce business platforms by Forrester Research for the second consecu-tive time this March.

o At CeBIT, Intershop launched a new set of industry-specific and cross-industry solutions to better address the enterprise space.

o Market vertical specific solutions launched for key Intershop market segments include: Automotive, High-Tech & Engineering, Retail and Consumer Goods. Cross-Industry Solutions include solutions for B2B, B2C, Marketplace, and Supplier business models. All solutions are backed with successful references already.

OUTLOOK 2001

Wilfried Beeck, Chief Operating Officer, stated, "We are very encouraged by our early efficiency and cost savings successes associated with implementing our global restructuring program. The long-term prospects for Intershop are still sound. As our restructuring efforts continue to gain traction, Intershop remains dedicated to achieving profitability on a quarterly basis by the end of 2001. We expect that the initiatives we are now implementing will start to become fully effective by the close of the current quarter and will contribute to higher growth as we enter the second half of 2001. As a result of our initiatives, we expect to show sequential revenue growth during the second quarter and for the remainder of 2001. However, due to the short-term weak market conditions we now expect full year revenue to be flat or lower than in the year 2000, in line with the reduced IT spending that is broadly affecting our sector. We will provide more precise guidance when the visibility in our sector improves."

CONFERENCE CALL INFORMATION

The Company will hold a conference call (with audio Webcast at http://www.intershop.com) with CEO Stephan Schambach, COO Wilfried Beeck and Vice President of Finance Dirk Reiche to discuss more details regarding Q1 results, the progress in the execution of Intershop's restructuring program as well as the Company's outlook. The conference call is scheduled for Wednesday, May 2, 2001, 5:00 p.m. Central European Time / 11:00 a.m. Eastern Daylight Time.

ABOUT INTERSHOP

Intershop is a global provider of e-business solutions for global enterprises. The Intershop Enfinity e-commerce platform, combined with proven, flexible industry and cross-industry solutions, enable companies to optimize relationships with their trading partners, improve business efficiencies, reduce costs and grow revenues and margins. Intershop's solutions, which leverage partner industry knowledge and best practice information from successful customer implementations, deliver extensive packaged functionality for maximum flexibility and fast ROI. They can be quickly implemented and seamlessly integrated into existing systems, which increases time-to-market and delivers more value in less time. Intershop provides applications and solutions to some of the world's largest enterprises, including Hewlett-Packard, Intel, Motorola, Shell and Time Warner. Founded in 1992, Intershop has offices in the U.S., Australia, Brazil, Finland, France, Germany, Hong Kong, Korea, Sweden, Denmark, Norway, Singapore, Taiwan and the United Kingdom and can be found at http://www.intershop.com.




INVESTOR RELATIONS:                                FINANCIAL PRESS EUROPE:

Dr. John Lange                                     Heiner Schaumann
T: +49-40-23709-128                                T: +49-3641-50-1000
F: +49-40-23709-111                                F: +49-3641-50-1002
J.H.LANGE@INTERSHOP.DE                             H.SCHAUMANN@INTERSHOP.DE

INVESTOR RELATIONS CONTACT U.S.:                   PRESS U.S.:

Amy Shoffner
T: +1-415-844-1555                                 T: +1-415- 844-1500
F: +1-415-449-3573                                 F: +1-415-844-3800
A.SHOFFNER@INTERSHOP.COM                           PUBLICRELATIONS@INTERSHOP.COM

THIS PRESS RELEASE CONTAINS STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SAFE-HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INCLUDE, FOR EXAMPLE, STATEMENTS ABOUT THE COMPANY'S PLANS AND EXPECTATIONS AND WHAT IT ANTICIPATES OR BELIEVES, AND REFLECT, AMONG OTHER THINGS, MANAGEMENT'S PLANS AND OBJECTIVES FOR FUTURE OPERATIONS AS WELL AS CURRENT VIEWS WITH RESPECT TO FUTURE ECONOMIC AND MARKET CONDITIONS AS WELL AS FINANCIAL PERFORMANCE. ESTIMATES REFLECT THE CURRENT POINT IN TIME ONLY AND MANAGEMENT ASSUME NO RESPONSIBILITY TO UPDATE THAT FIGURES BETWEEN QUARTERS. ALL FORWARD LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS PRESS RELEASE AND REFLECT OUR BEST ESTIMATES BASED ON CURRENT INFORMATION. INTERSHOP UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS ON ACCOUNT OF KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SPECFICALLY THE CURRENT SOFTNESS IN IT SPENDING, SUCCESSFULLY COMPLETING THE CURRENT RESTRUCTURING EFFORTS; GAINING BRAND AWARENESS AND ADEQUATE MARKET PENETRATION; MANAGING A GLOBAL ENTERPRISE. THESE AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" IN THE COMPANY'S MANAGEMENT REPORT IN THE ANNUAL REPORT 2000 AND THE PROSPECTUS DATED SEPTEMBER 28, 2000 RELATING TO THE COMPANY'S INITIAL PUBLIC OFFERING OF COMMON STOCK.

                          Intershop Communications AG
                 Condensed Consolidated Statement of Operations
            (in thousands Euro, except per share amounts; Unaudited)


                                                             Three Months Ended
                                                                 March 31,
                                                              2001       2000
                                                                    Euro
                                                             -------------------

Revenues:

   Licenses                                                    5.713     17.411
   Services, maintenance and other revenue                    14.564      7.561
                                                             -------------------
   Total revenues                                             20.277     24.972

Cost of revenues:
   Licences                                                      450      1.698
   Services, maintenance and other revenue                    14.143      5.547
                                                             -------------------
   Total costs of revenues                                    14.593      7.245

   Gross Profit                                                5.684     17.726


Operating Expenses:
   Research and development                                    4.552      1.607
   Sales and marketing                                        20.433     11.094
   General and administrative                                 12.098      3.936
   Goodwill and acquired intangible asset amortization         2.339          -
   Restructuring costs                                         1.881          -
                                                             -------------------
   Total operating expenses                                   41.302     16.636

Operating Income(Loss)                                       (35.619)     1.090
Other income (expense), net:
   Interest income                                             1.407         87
   Interest expense                                               (8)      (136)
   Other income                                                 (332)       573
                                                             -------------------
   Total other income                                          1.066        524

Net Income (Loss)                                            (34.552)     1.614
                                                             -------------------
Basic earnings (loss) per share                                (0.39)      0.02
                                                             ===================
Diluted earnings (loss) per share                              (0.39)      0.02
                                                             ===================

Shares used in computing:
   Basic earnings (loss) per share                            88.007     82.377
                                                             -------------------
   Diluted earnings (loss) per share                          88.007    100.463
                                                             -------------------

                          Intershop Communications AG
                      Condensed Consolidated Balance Sheet
                         (in thousands Euro; unaudited)


                                                         March 31,     March 31,
                                                          2001           2000
                                                                  Euro
                                                         -----------------------

          ASSETS
Current assets:
   Cash and cash equivalents                               66.734        84.062
   Marketable securities                                    1.108        27.509
   Restricted cash                                          7.937           168
   Trade receivables, net of allowances for doubtful
      accounts of Euro 7.319 and Euro 5.181,
      respectively                                         28.634        36.984
   Prepaid expenses and other current assets               10.837         7.793
                                                         -----------------------
      Total current assets                                115.250       156.517
Property and equipment, net                                23.038        22.054
Investments                                                 2.470         2.550
Goodwill and acquired intangible assets, net               23.236        25.562
Other assets                                                3.656         2.773
                                                         -----------------------
      Total assets                                        167.650       209.455
                                                         =======================
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current debt and current maturities of long-term debt      216           193
   Notes payable to shareholders                                -             -
   Accounts payable                                         5.134        10.345
   Accrued liabilities                                     16.640        17.973
   Deferred revenue                                         5.967         6.817
                                                         -----------------------
      Total current liabilities                            27.956        35.328
Notes payable to shareholders                                   -             -
Deferred revenue                                              150           159
                                                         -----------------------
      Total liabilities                                    28.106        35.487

Shareholders' equity
   Common stock, stated value Euro 1 - authorized:
      154.187.975 shares; outstanding: 88.098.146
      88.003.016 and shares at March 31, 2001 and
      December 31, 2000, respectively                      88.098        88.003
   Paid-in capital                                        168.544       168.585
   Accumulated deficit                                   (118.881)      (84.328)
   Accumulated other comprehensive income                   1.783         1.709
                                                         -----------------------
      Total shareholders' equity                          139.544       173.969
      Total liabilities and shareholders' equity          167.650       209.455
                                                         =======================

                           Intershop Communications AG
                  Condensed Consolidated Statement of Cashflows
                         (in thousands Euro; unaudited)


                                                             Three Months Ended
                                                                 March 31,
                                                              2001       2000
                                                                    Euro
                                                             -------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                  (34.552)        1.614
Adjustments to reconcile net loss to cash used in
   operating activities:
Depreciation and amortization                               4.574           935
Provision for doubtful accounts                             3.652           774
Amortization of deferred compensation                           -            69
Gain on disposal of Securities                               (640)            -
Loss on disposal of equipment                                   -             -
Change in:
Accounts receivable                                         4.698        (4.695)
Prepaid expenses and other current assets                  (2.654)         (813)
Other assets                                               (1.486)         (892)
Accounts payable                                           (5.211)          544
Deferred revenue                                             (859)       (1.137)
Accrued expenses and other liabilities                     (1.083)          857
                                                         -----------------------

Net cash used in operating activities                     (33.561)       (2.745)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash                                            (7.938)           10
Purchases of equipment, net of capital leases              (2.461)       (3.087)
Sale of available for sale securities                      26.181             -
                                                         -----------------------

Net cash provided by/(used in) investing activities        15.783        (3.077)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock                             54        14.137
Proceeds from debt issuance                                     -             -
Collection on notes receivable from stockholders                -           141
Repayments of indebtedness                                      -           (12)
                                                         -----------------------

Net cash provided by financing activities                      54        14.265
Effect of change in exchange rates on cash                    396           933

Net change in cash and cash equivalents                   (17.328)        9.376
                                                         -----------------------

Cash and cash equivalents, beginning of period             84.062        12.065

Cash and cash equivalents, end of period                   66.734        21.440
                                                         -----------------------